

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2022

Wes Cummins
Chief Executive Officer
Applied Blockchain, Inc.
3811 Turtle Creek Blvd., Suite 2100
Dallas, TX 75219

> **Re: Applied Blockchain, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 16, 2022**
> **File No. 333-267478**

Dear Mr. Cummins:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Carol W. Sherman, Esq.